Exhibit 2.3

To:    G4S plc
5th Floor, Southside, 105 Victoria Street, London, United Kingdom

From:    The Brink’s Company (“Brink’s”)
1801 Bayberry Ct., Richmond, VA 23226, USA
30 March 2020
Agreement relating to SPA 1 and SPA 2 (each as defined below)
G4S plc (“G4S”) and The Brink’s Company (“Brink’s”, and together with G4S, the “Parties” and each of them, a “Party”) have entered into: (i) the share purchase agreement dated 26 February 2020 relating to the sale and purchase of G4S Cash Solutions Holdings No 2 Limited, G4S Group Holding (Asia) B.V., G4S Cash Solutions Holdings B.V. and G4S Cash Solutions (Belgium) S.A./N.V., (“SPA 1”); and (ii) the share purchase agreement dated 26 February 2020 relating to the sale and purchase of, inter alia, the Netherlands Companies (“SPA 2”, and together with SPA 1, the “Agreements”).
G4S and Brink’s agree that:

i.	Closing for Hong Kong, Ireland and Belgium (“First Closing Countries”) will take place on 6 April 2020 (rather than 30 March 2020);

ii.	Closing for Cyprus, the Czech Republic, the Dominican Republic, Indonesia, Malaysia and Romania (“Second Closing Countries”) will take place on 20 April 2020 (rather than 30 March 2020); and

iii.	subject to obtaining works council approval, closing for the Netherlands under SPA 2 will take place on 6 April 2020.
The purpose of this Letter is to amend the Agreements, in accordance with Clause 15.5 of SPA 1 and Clause 15.5 of SPA 2, in order to defer the Closings for the First Closing Countries and the Second Closing Countries to 6 April 2020 and 20 April 2020 respectively and accelerate the Closing for the Netherlands to 6 April 2020, as well as to make certain other amendments agreed between the Parties.
Terms used but not defined herein have the meanings given to them in the Agreements.
It is agreed as follows:

1	SPA 1

1.1	G4S and Brink’s agree to the following changes to SPA 1:

1.1.1	schedule 1 of SPA 1 with the amended schedule 1 contained in Schedule 1 to this Deed;

1.1.2	a new clause 1.14 in SPA 1 shall be included in SPA 1 which shall read as follows:
“1.14     References to Closing, Closing Date and Closing Statement

1.14.1
Any references in this Agreement to “Closing” or “Closing Date” shall be deemed to be references to the relevant Closing or the relevant Closing Date for the Shares and/or Group Companies to which the relevant provision relates.

1.14.2	Any references in this Agreement to “Closing Statement” shall be deemed to be references to the relevant Closing Statement for the Group Companies or Closing to which the relevant provision relates.”

1.1.3	a new clause 1.15 shall be included in SPA 1 which shall read as follows:
“1.15    References to Group Companies

1.15.1
Any references to “Group Company” or “Group Companies” in the definitions of “Cash Balances”, “Estimated Cash”, “Estimated Intra-Group Financing Payables”, “Estimated Intra-Group Financing Receivables”, “Estimated Third Party Indebtedness”, “Group Companies’ Cash Balances”, “Intra-Group Financing Payables”, “Intra-Group Financing Receivables”, “Intra-Group Trading Payables”, “Intra-Group Trading Receivables”, “Third Party Indebtedness” shall be deemed to be references to Group Companies that are being transferred, directly or indirectly, at the relevant Closing for which the Closing Statement is being prepared.

1.15.2
Any references to “Group Company” or “Group Companies” in the definitions of “Cash Processing Centre”, “Cash Solutions Customer” and “CDM Services” shall be deemed to be references to Group Companies that are being transferred, directly or indirectly, at the relevant Closing for which the Cash Reconciliation Process is taking place.

1.15.3
Any references to “Group Company” or “Group Companies” in: (i) the definitions of “Claims Made Policies”, “Existing Deposita Contract”, “Existing Financing Arrangements”, “G4S Trade Marks”, “Purchaser’s Group” and “Seller’s Group”; (ii) clause 5.5 of SPA1; and (iii) clause 5.8 of SPA 1, shall be deemed to be references to the Group Companies to which the relevant provision relates.”

1.1.4	a new clause 5.2.6 shall be included in SPA 1 which shall read as follows:

“5.2.6
G4S Cash Solutions (2019) Limited (UK503) from repaying existing debt using the proceeds from the sale of G4S Cash Solutions (Hong Kong – Holding) Limited (HK122) or G4S Cash Solutions Holdings BV (NL501) from distributing the proceeds of a sale of G4S Cash Solutions (Ireland) Limited (IE100) out of its share premium account,

1.1.5	a new clause 5.3.5 shall be included in SPA 1 which shall read as follows:
“5.3.5    The Seller and Purchaser agree that:

(i)	G4S Cash Solutions (Ireland) Limited shall not be a subsidiary of G4S Cash Solutions Holdings BV at the time of the Closing of the sale of the shares of G4S Cash Solutions Holdings BV;

(ii)
G4S Cash Solutions (Hong Kong – Holding) Limited and its subsidiaries shall not be subsidiaries of G4S Cash Solutions Holdings No 2 Limited at the time of the Closing of the sale of the shares of G4S Cash Solutions Holdings No 2 Limited;

(iii)	G4S Cash Solutions (2019) Limited shall be entitled to use the sums received in respect of the consideration for the sale pursuant to this Agreement of the shares of G4S Cash Solutions (Hong Kong – Holding) Limited to repay existing debt; and

(iv)
G4S Cash Solutions Holdings BV shall be entitled to distribute the sums received in respect of the consideration for the sale pursuant to this Agreement of the shares of G4S Cash Solutions (Ireland) Limited to G4S Cash Solutions Holdings No 2 B.V. out of its share premium account;

and such transactions shall constitute permitted amendments to the Reorganisation for the purposes of Clause 5.3.1 provided that they do not result in any additional liabilities (other than stamp duty) being incurred by the Purchaser or any Group Company that will not be either: (a) fully reflected in the Closing Statement; or (b) subject to full indemnification from the Seller pursuant to the terms of the Tax Indemnity.”;

1.1.6	clauses 7.1 to 7.5 in SPA 1 shall be amended to read as follows:

“7	Closing

7.1	Date and place
7.1.1    Closing shall take place virtually on 6 April 2020 in respect of the First Closing Countries, and on 20 April 2020 in respect of the Second Closing Countries (in each case to provide the Seller and the Purchaser with sufficient time between the date of this Agreement and Closing to plan for the Cash Reconciliation Process), or at such other location, time or date as may be agreed between the Purchaser and the Seller. The parties will discuss in good faith whether it is reasonable to defer specific Closing Dates only in the event that it is impossible because of impediments directly related to COVID-19 to conduct the Cash Count in any particular country or countries, provided that the Purchaser has clearly used its best endeavours to prepare for and conduct each of the Cash Counts, including but not limited to applying for, or taking advantage of, any relevant exemptions or exceptions from COVID-19 related laws, making appropriate contingency plans and using reputable third parties to conduct Cash Counts on its behalf (if required). Upon request, the Purchaser shall inform the Seller of everything it has done to prepare for and conduct each Cash Count in good time before any such Cash Count is due to take place.

7.1.2	The Seller and the Purchaser shall perform their respective Closing obligations set out in Clauses 7.2 and 7.3 on the relevant Closing Date.

7.2	Closing events
On each Closing, the parties shall comply with their respective obligations specified in Schedule 6. The Seller may waive some or all of the obligations of the Purchaser as set out in Schedule 6 and the Purchaser may waive some or all of the obligations of the Seller as set out in Schedule 6.

7.3	Payment on Closing

On the relevant Closing, the Purchaser shall pay to the Seller, an amount in cash in immediately cleared funds in Pounds Sterling which is equal to:

(i)	the Bid Amount for the Shares that are the subject of that Closing, as set out in column (5) of the table in Schedule 1;
plus

(ii)	the Estimated Cash and the Estimated Intra-Group Financing Receivables that relate to the Companies whose Shares are the subject of that Closing and their subsidiaries and subsidiary undertakings;
minus

(iii)
the Estimated Third Party Indebtedness and the Estimated Intra-Group Financing Payables that relate to the Companies whose Shares are the subject of that Closing and their subsidiaries and subsidiary undertakings;

plus or minus

(iv)	the Estimated Working Capital Adjustment that relates to the Companies whose Shares are the subject of that Closing and their subsidiaries and subsidiary undertakings;
minus

(v)	in the case of the Closing of the shares in G4S Cash Solutions Holdings No 2 Limited only, the amount of the Deferred Consideration,
(the “Closing Payment”),
plus
an amount equal to the interest that would have accrued if interest had been accruing daily at the Relevant Interest Rate per annum on the Closing Payment from the Effective Time until the relevant Closing Date.
7.4    When Closing shall have taken place

7.4.1
All documents and items delivered at each Closing pursuant to Clause 7.2 and Schedule 6 shall be delivered by email and held by the recipient to the order of the person delivering the same until such time as that Closing shall have taken place pursuant to Clause 7.4.2.

7.4.2    Simultaneously with:

(i)
delivery of all documents and items required to be delivered at a Closing pursuant to Clause 7.2 and Schedule 6 (or waiver of such delivery by the person entitled to receive the relevant document or item); and

(ii)	receipt into the account specified by the Seller pursuant to Clause 16.6.2 of the payment to be made pursuant to Clause 7.3 in immediately cleared funds in Pounds Sterling, the documents and items delivered pursuant to Clause 7.2 and Schedule 6 shall cease to be held to the order of the person delivering them and that Closing shall have taken place.
7.5    Notifications to determine payments on Closing
Five Business Days prior to each Closing, the Seller shall notify the Purchaser of:
7.5.1    the Estimated Cash;
7.5.2    the Estimated Third Party Indebtedness;
7.5.3    the Estimated Intra-Group Financing Receivables;
7.5.4    the Estimated Intra-Group Financing Payables; and
7.5.5    the Estimated Working Capital,
in each case that are attributable to the Company or Companies whose Shares are the subject of that Closing, each of such estimates having been prepared in good faith. The Seller shall use reasonable endeavours to prepare such estimates on a basis consistent with the basis on which the Closing Statement will be prepared in accordance with Schedule 7 and shall also provide, in the case of the Estimated Intra-Group Financing Receivables and the Estimated Intra-Group Financing Payables, such detail as is necessary for the Purchaser to procure any payments to be made pursuant to Clause 7.7.”

1.1.7	clause 8.2.3 of SPA 1 shall be amended to read as follows:

“8.2.3
The Working Capital, the Group Companies’ Cash Balances, the Third Party Indebtedness, the Intra-Group Financing Receivables and the Intra-Group Financing Payables for each Closing, in relation to the relevant Group Companies, shall be derived in relation to the relevant Group Companies from the relevant Closing Statement.”

1.1.8	clause 8.3 of SPA 1 shall be amended to read as follows:

“8.3.1	Group Companies’ Cash Balances

(i)	If the relevant Group Companies’ Cash Balances are less than the Estimated Cash, the Seller shall repay to the Purchaser an amount equal to the deficiency; or

(ii)	if the relevant Group Companies’ Cash Balances are greater than the Estimated Cash, the Purchaser shall pay to the Seller an additional amount equal to the excess.

8.3.2	Intra-Group Financing Receivables

(iii)	If the relevant Intra-Group Financing Receivables are less than the Estimated Intra-Group Financing Receivables, the Seller shall repay to the Purchaser an amount equal to the deficiency; or

(iv)	if the relevant Intra-Group Financing Receivables are greater than the Estimated Intra-Group Financing Receivables, the Purchaser shall pay to the Seller an additional amount equal to the excess.

8.3.3	Third Party Indebtedness

(v)	If the relevant Third Party Indebtedness is greater than the Estimated Third Party Indebtedness, the Seller shall repay to the Purchaser an amount equal to the excess; or

(vi)	if the relevant Third Party Indebtedness is less than the Estimated Third Party Indebtedness, the Purchaser shall pay to the Seller an additional amount equal to the deficiency.

8.3.4	Intra-Group Financing Payables

(vii)	If the relevant Intra-Group Financing Payables are greater than the Estimated Intra-Group Financing Payables, the Seller shall repay to the Purchaser an amount equal to the excess; or

(viii)	if the relevant Intra-Group Financing Payables are less than the Estimated Intra-Group Financing Payables, the Purchaser shall pay to the Seller an additional amount equal to the deficiency.

8.3.5	Working Capital

(ix)	If the relevant Working Capital is less than the Estimated Working Capital, the Seller shall repay to the Purchaser an amount equal to the deficiency; or

(x)	if the relevant Working Capital exceeds the Estimated Working Capital, the Purchaser shall pay to the Seller an additional amount equal to the excess.”

1.1.1	a new paragraph 3.1.2(iv) shall be included in Schedule 6 to SPA 1 which shall read as follows:

“(iv)	Hong Kong
The Relevant Sellers shall deliver or make available to the Relevant Purchasers instruments of transfer of the relevant Shares in G4S Cash Solutions (Hong Kong – Holding) Limited in a form that complies with the law applicable to the transfer of such Shares duly executed by the registered holders in favour of the Relevant Purchasers, accompanied by the related share certificates (or an express indemnity in a form satisfactory to the Relevant Purchasers in the case of any certificate found to be missing).”;

1.1.2	a new paragraph 3.1.2(v) shall be included in Schedule 6 to SPA 1 which shall read as follows:

“(v)	Ireland

The Relevant Sellers shall deliver or make available to the Relevant Purchasers instruments of transfer of the relevant Shares in G4S Cash Solutions (Ireland) Limited in a form that complies with the law applicable to the transfer of such Shares duly executed by the registered holders in favour of the Relevant Purchasers, accompanied by the related share certificates (or an express indemnity in a form satisfactory to the Relevant Purchasers in the case of any certificate found to be missing).”;

1.1.3	paragraph 2.2 in Part 1 of Schedule 7 to SPA 1 shall be amended to read as follows:

“2.2
No account shall be taken of the requirements of IFRS 16. There shall be no re-categorisation of leases accounted for as finance leases in the Carve-out Accounts to operating leases in the relevant Closing Statement, or vice versa. A £9,400,000 liability in respect of finance leases shall be included in Third Party Indebtedness in respect of the First Closing Countries and a £1,300,000 liability in respect of finance leases shall be included in Third Party Indebtedness in respect of the Second Closing Countries; no other liability in respect of finance leases (as defined in IAS 17) shall be included in the relevant Closing Statement.”

1.1.4	the definition of “ATM Territories” in Part 2 of Schedule 8 to SPA 1 shall be amended to read as follows:
““ATM Territories” means the territories that are the subject of the relevant Closing;”; and

1.1.5	a new schedule 13 shall be included in SPA 1 which shall be the schedule 13 contained in Schedule 2 to this letter.

1.1	G4S and Brink’s further agree to the inclusion of the following new and amended definitions in clause 1.1 of SPA 1:
““Claim” means a claim against the Seller for breach of or under this Agreement including any Seller’s Warranty Claim and an Indemnity Claim but excluding a claim for breach of or under Clauses 5.2.6, 7.6.5 or 8 or a Tax Claim;”;
““First Closing Countries” means Hong Kong, Ireland and Belgium, and “First Closing Country” means any one of them;”;
““Second Closing Countries” means Cyprus, the Czech Republic, the Dominican Republic, Indonesia, Malaysia and Romania, and “Second Closing Country” means any one of them;”;
““Closing” means the completion of each sale of relevant Shares pursuant to Clauses 7.1, 7.2 and 7.3;”;
““Closing Date” means the date on which the relevant Closing takes place;”;
““Closing Statement” means, in relation to each Closing, the statement to be prepared, and agreed or determined, in accordance with Clause 8 and Schedule 7;”;
““Effective Time” means immediately before midnight (local time) on 31 March 2020;”;
““Estimated Working Capital” means the Seller’s reasonable estimate of the Working Capital for the relevant Group Companies;”;

““Estimated Working Capital Adjustment” means the amount by which the Estimated Working Capital is greater than the relevant Normalised Working Capital Target (in which case it will be added to the Bid Amount for the purposes of Clause 7.3) or by which it is less than the relevant Normalised Working Capital Target (in which case it will be deducted from the Bid Amount for the purposes of Clause 7.3);”;
““Normalised Working Capital Target” means:

(i)	in respect of each First Closing Country, the amount set out in Part 1 of Schedule 13 attributable to the relevant Company; and

(ii)	in respect of each Second Closing Country, the amounts set out in Part 2 of Schedule 13 attributable to the relevant Company;”;
““Period End Financial Data” means the period end financial data from 1 January 2019 to 31 December 2019 used for the Seller’s calculation of the relevant Normalised Working Capital Target and included in the Normalised Working Capital Schedule;”;
““Relevant Interest Rate” means:

(i)	when the relevant Closing Date is 6 April 2020, 3.3%; or

(i)	when the relevant Closing Date is 20 April 2020, the SONIA rate on the last day of the month immediately preceding the month of the relevant Closing Date plus 175 basis points;”
““Working Capital Adjustment” means the amount by which the relevant Working Capital exceeds the relevant Normalised Working Capital Target (which amount shall be added to the relevant Bid Amount for the purposes of Clause 3.1) or the amount by which the relevant Working Capital is less than the relevant Normalised Working Capital Target (which amount shall be deducted from the relevant Bid Amount for the purposes of Clause 3.1).”

2	SPA 2

2.1	G4S and Brink’s agree to the following changes to SPA 2:

2.1.1	to amend clause 7.1 of SPA 2 to delete clause 7.1.4 which shall be replaced with the words “deleted”;

2.1.2	to amend clause 7.2 of SPA 2 to delete clauses 7.2.1(iv) and 7.2.2(iv) which shall be replaced with the words “deleted”;

2.1.3	to further amend clause 7.2 of SPA 2 include a new clause 7.2.3 in relation to the Netherlands Shares which shall read as follows:
“7.2.3    Closing of the transfer of the Netherlands Shares (the “NL Closing”) shall, subject to the satisfaction of the Works Council Condition, take place virtually (including by delivery of documents by email) or at the offices of the Purchaser’s Lawyers on 6 April 2020 or at such other location, time or date as may be agreed between the Purchaser and the Seller. The parties will discuss in good faith whether it is reasonable to defer the NL Closing only in the event that it is impossible because of impediments directly related to COVID-19 to conduct the Cash Count in the Netherlands, provided that the Purchaser has clearly used its best endeavours to prepare for and conduct the Cash Count in the Netherlands, including but not limited to applying for, or taking advantage of, any relevant exemptions or exceptions from COVID-19 related laws, making appropriate contingency plans and using reputable third parties to conduct the Cash Count on its behalf (if required). Upon request, the Purchaser shall inform the Seller of everything it has done to prepare for and conduct the Cash Count in good time before the Cash Count is due to take place.
If the Works Council Condition is not satisfied by 5pm CET on 3 April 2020, the NL Closing shall be deferred until the Works Council Condition is satisfied.
Promptly following satisfaction of the Works Council Condition:

(i)	the Seller shall notify the Purchaser in writing of the new date for the NL Closing, such date to be to be a Monday and at least 2 weeks from the date of such notification to the Purchaser; and

(ii)
the Seller and Purchaser shall each comply with their respective Closing obligations as set out in Clauses 7.3 and 7.4 of this Agreement on the date notified by the Seller as the date for the NL Closing.

2.2	G4S and Brink’s further agree to the following changes to SPA 2:

2.2.1	to include a new clause 7.10 and a new definition in clause 1.1 in SPA2, which shall read as follows:
“7.10    Interest
The Purchaser shall, on Closing, pay to the Seller an additional amount equal to the interest that would have accrued if it had been accruing daily at the Relevant Interest Rate on the Closing payment payable in relation to the Netherlands Shares (as calculated pursuant to Clause 7.4) from 31 March 2020 until the Closing Date.”
““Relevant Interest Rate” means:

(i)	when the relevant Closing Date is 6 April 2020, 3.3%; or

(ii)	when the relevant Closing Date is not 6 April 2020, the SONIA rate on the last day of the month immediately preceding the month of the relevant Closing Date plus 175 basis points;”

2.2.2	to amend the definition of “Effective Time” in clause 1.1 of SPA 2 to read as follows
““Effective Time” means immediately before midnight (local time) on the relevant Closing Date, other than in the case of the transfer of the Netherlands Shares in respect of which the Effective Time shall be midnight (local time) on 31 March 2020;”.

3	Miscellaneous

3.1
This letter is without prejudice to the various assertions made by both parties in correspondence with respect to Closing (and the parties’ obligations with respect thereto) under SPA 1, as to which both parties reserve their respective positions.

3.2
The provisions of clauses 15.3, 15.4, 15.5, 15.12, 15.13, 15.15, 15.16 and 15.17 of SPA 1 shall apply to this letter as if set out in full in this letter and as if references in those clauses to “this Agreement” are references to this letter and references to “party” or “parties” are references to Parties to this letter.

This letter has been executed and delivered as a deed on the date first stated above.

SIGNED and DELIVERED as a DEED by Soren Lundsberg, GC on behalf of G4S plc in the presence of:	/s/ Soren Lundsberg, GC
Signature

/s/ Line Lundsberg-Nielson

Witness’s signature

Name: Line Lundsberg-Nielson
Address:
Occupation: Director

SIGNED and DELIVERED as a DEED by The Brink’s Company, a company incorporated in Virginia, United States of America, acting by:

Ronald J. Domanico, Executive Vice President and Chief Financial Officer who, in accordance with the laws of that territory, is acting under the authority of the company:
/s/ Ronald J. Domanico
Signature

Schedule 1
Amended Form of Schedule 1 to SPA 1
Schedule 1
Relevant Sellers, Relevant Purchasers & Companies

(1)	(2)	(3)	(4)	(5)
Name of Relevant Seller	Name of Company	Number of shares[1]	Name of Relevant Purchaser	Allocated Consideration
G4S PLC	G4S Cash Solutions Holdings No 2 Limited	6,457,756 ordinary shares	Brink's Security International, Inc.	£84,128,000[2]
G4S Holding (B) B.V.	G4S Group Holding (Asia) B.V.	200 A shares and 200 B shares	Brink’s Dutch Holdings, B.V.	£5,427,000
G4S Cash Solutions Holdings No 2 B.V.	G4S Cash Solutions Holdings B.V.	50,579,734 ordinary shares	Brink’s France SAS	£78,132,000
G4S Secure Solutions S.A./N.V.	G4S Cash Solutions (Belgium) S.A./N.V.	981,668 Class A Shares and 43,000 Class B Shares	Brink’s France SAS	£28,633,972
G4S Belgium Nominee S.A./N.V.	G4S Cash Solutions (Belgium) S.A./N.V.	1 Class A share	Brink’s International Holdings AG	£28
G4S Cash Solutions (2019) Limited	G4S Cash Solutions (Hong Kong - Holding) Limited	461,857,001 ordinary shares	As notified by the Purchaser to the Seller in writing by no later than 31 March 2020	£41,585,000
G4S Cash Solutions Holdings BV	G4S Cash Solutions (Ireland) Limited	36,926,732 ordinary shares of EUR 1.25 each and 1,000,000 ordinary shares of EUR 0.60 each	As notified by the Purchaser to the Seller in writing by no later than 31 March 2020	£18,540,000

1.	The number of shares may change between the date of this Agreement and the Closing Date in accordance with the Reorganisation Steps Plan.

2.	Of which £66,304,000 shall be paid at Closing and £17,824,000 shall be the Deferred Consideration.